Exhibit 77 C - Matters submitted to a vote of security holders

The Joint Annual Meeting of Shareholders of the Common
Shares of Macquarie/First Trust Global
Infrastructure/Utilities Dividend & Income Fund, Energy
Income and Growth Fund, First Trust Enhanced Equity Income
Fund, First Trust/Aberdeen Global Opportunity Income Fund,
First Trust/FIDAC Mortgage Income Fund, First Trust
Strategic High Income Fund, First Trust Strategic High
Income Fund II, First Trust Tax-Advantaged Preferred Income
Fund, First Trust Specialty Finance and Financial
Opportunities Fund and First Trust Active Dividend Income
Fund was held on April 16, 2009. At the Annual Meeting,
Independent Trustees Richard E. Erickson and Thomas R.
Kadlec were elected by the holders of Common Shares of the Fund as Class II Trustees for three-year terms expiring at the Fund's annual meeting of shareholders in 2012. The number of votes cast in favor of Dr. Erickson was 8,030,619, the number of votes against was 256,146 and the number of abstentions was 770,254. The number of votes cast in favor of Mr. Kadlec was 8,026,260, the number of votes against was 260,505 and the number of abstentions was 770,254. James A. Bowen, Robert F. Keith and Niel B.
Nielson are the current and continuing Trustees.